Exhibit 99.1

N   E   W   S          R   E   L   E   A   S   E

Siyata Mobile Closes US$6 Million Investment from The Lind Partners

Proceeds to Repay and Terminate Certain Existing Convertible Notes

Vancouver, BC – November 15, 2021 – Siyata Mobile Inc. (NASDAQ: SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, today announces the closing of the previously announced funding agreement for gross proceeds of US$6,000,000 by Lind Global Partners II, LP, an investment fund managed by The Lind Partners, a New York based institutional fund manager (together “Lind”). The proceeds were used to repay and terminate certain existing convertible notes.

As previously announced, the investment by Lind was in the form of a US$7,200,000 convertible note with a 24-month maturity, 0% annual interest rate and is convertible into Company’s common shares at a fixed conversion price of US$10.00 (“Note”) per share. Further, as previously announced, Lind has also received a 60-month warrant to purchase up to 2,142,857 common shares at US$4.00 per share. The Company is obligated to file a registration statement covering the shares of common stock underlying the Note and warrants within 45 days of closing.

For more detailed description of the transaction, please refer to the Company’s Form 6-K, as amended on Form 6-K/A, filed with the U.S. Securities and Exchange on October 27, 2021 and November 15, 2021, respectively.

About The Lind Partners

The Lind Partners is an institutional fund manager and leading provider of growth capital to small- and mid-cap companies publicly traded in the U.S., Canada, Australia, and the UK. Lind makes direct investments ranging from US$1 to US$30 million, invests in syndicated equity offerings, and selectively buys on market. Lind has completed more than 100 direct investments totaling over US$1 Billion in value and has been a flexible and supportive capital partner to investee companies since 2011.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise cellular booster systems enables first responders and enterprise workers to amplify its cellular signal in remote areas, inside structural buildings where signals are weak, and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants under “SYTAW”.

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States)

CORE IR

516-222-2560

SYTA@coreir.com

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development

Siyata Mobile Inc.

daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.